Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2009

Pre-tax loss from continuing operations	$(44,650)

Income from equity investees	519
Fixed charges	71,385
Total earnings	$26,216

Interest expense (1)	$10,771
Estimated interest within rent expense (2)	60,614
Total fixed charges	$71,385

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(45,169)

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.